UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

Table of Contents

Item	Page

Condensed Interim Financial Statements for the nine-months ended September 30, 2009 prepared in accordance with International Financial Standards (IFRS)

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 – São Paulo – SP
Brasil

Tel.: +55(11) 5186-1000
Fax: +55(11) 5181-2911
www.deloitte.com.br

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Stockholders of
Banco Santander (Brasil) S.A.
São Paulo – SP

We have reviewed the accompanying condensed consolidated balance sheet of Banco Santander(Brasil) S.A. and its subsidiaries(“Bank”) as of September 30, 2009 and the related condensed consolidated statements of income, recognized income and expense and changes in equity for the nine–month and three–month periods ended September 30, 2009 and 2008. Management is responsible for the preparation and presentation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting. Our responsibility is to express a conclusion on this interim financial information based on our review.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Previously, we have audited the consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (“Bank”) as of December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. And issued an unqualified opinion thereon, dated July 20, 2009.

/s/ Deloitte Touche Tohmatsu
October 21st, 2009

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Thousands of Brazilian Reais)

ASSETS	Note	September 30, 2009	December 31, 2008	LIABILITIES AND EQUITY	Note	September 30, 2009	December 31, 2008

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		21,260,695	23,700,500	FINANCIAL LIABILITIES HELD FOR TRADING	10	5,315,732	11,209,600

FINANCIAL ASSETS HELD FOR TRADING	5	19,260,645	19,986,000	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	10	1,758	307,376

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	16,986,607	5,574,961	FINANCIAL LIABILITIES AT AMORTIZED COST	10	205,801,997	213,973,314

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	44,762,732	30,735,681	HEDGING DERIVATIVES		21,173	264,771

				LIABILITIES FOR INSURANCE CONTRACTS		13,811,826	-

LOANS AND RECEIVABLES	5	149,973,385	162,725,106	PROVISIONS	11	11,554,637	8,915,245

HEDGING DERIVATIVES		157,194	106,321	TAX LIABILITIES:		9,287,485	6,156,101

				Current		5,512,024	3,025,207

NON-CURRENT ASSETS HELD FOR SALE	6	52,847	112,824	Deferred		3,775,461	3,130,894

INVESTMENTS IN ASSOCIATES	7	416,661	633,595	OTHER LIABILITIES		4,775,573	3,526,962

TANGIBLE ASSETS	8	3,682,448	3,829,074	TOTAL LIABILITIES		250,570,181	244,353,369

INTANGIBLE ASSETS:	9	30,982,065	30,995,287	EQUITY
Goodwill		28,312,236	27,488,426	SHAREHOLDERS' EQUITY:		55,079,164	49,317,582
Other intangible assets		2,669,829	3,506,861	Share Capital	12	49,623,614	47,152,201

				Reserves		2,163,433	1,240,031

TAX ASSETS:		15,058,410	12,919,894

Current		1,500,184	1,150,737	Profit for the period attributable to the parent		3,917,117	2,378,395

Deferred		13,558,226	11,769,157	Less: Dividends and remuneration	4	(625,000)	(1,453,045)

OTHER ASSETS		3,642,972	2,870,604	VALUATION ADJUSTMENTS:		581,664	513,617
				Available-for-sale financial		892,667	795,412
				assets
				Cash flow hedges		(311,003)	(281,795)

				MINORITY INTERESTS		5,652	5,279

				TOTAL EQUITY		55,666,480	49,836,478

TOTAL ASSETS		306,236,661	294,189,847	TOTAL LIABILITIES AND EQUITY		306,236,661	294,189,847

The accompanying Notes and Appendix I are an integral part of these unaudited condensed consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(Thousands of Brazilian Reais, except for per share data)

	Note	Three Months Ended		Nine Months Ended
		September 30,		September 30,

		2009	2008	2009	2008

INTEREST AND SIMILAR INCOME		9,731,064	5,935,242	29,501,940	12,650,619
INTEREST EXPENSE AND SIMILAR CHARGES		(4,075,193)	(3,213,680)	(13,185,022)	(6,597,273)
INTEREST INCOME/(CHARGES)	13	5,655,871	2,721,562	16,316,918	6,053,346
INCOME FROM EQUITY INSTRUMENTS	13	6,962	15,916	21,724	32,192
INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	7	32,500	22,008	289,640	24,330
FEE AND COMMISSION INCOME	13	1,797,147	1,347,149	5,260,033	3,228,344
FEE AND COMMISSION EXPENSE	13	(241,537)	(124,466)	(688,313)	(288,483)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	13	(266,113)	(705,235)	2,468,466	(18,976)
EXCHANGE DIFFERENCES (net)	13	844,140	576,593	(192,888)	431,332
OTHER OPERATING INCOME (EXPENSES)	13	106,703	(29,299)	(56,777)	(64,479)
TOTAL INCOME		7,935,673	3,824,228	23,418,803	9,397,606
ADMINISTRATIVE EXPENSES		(2,674,458)	(1,777,807)	(8,054,167)	(4,012,217)
Personnel expenses	13	(1,329,200)	(877,852)	(4,041,442)	(2,033,870)
Other general expenses	13	(1,345,258)	(899,955)	(4,012,725)	(1,978,347)
DEPRECIATION AND AMORTIZATION	13	(338,975)	(217,588)	(833,796)	(527,663)
PROVISIONS (net)	13	(1,190,084)	(276,277)	(3,148,683)	(798,037)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	13	(3,009,814)	(684,994)	(7,840,669)	(2,181,393)
Loans and receivables	5-b	(3,008,121)	(684,419)	(7,834,609)	(2,182,975)
Other financial instruments at fair value through profit or loss		(1,693)	(575)	(6,060)	1,582
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	13	(833,410)	(4,032)	(901,781)	(12,982)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON- CURRENT ASSETS HELD FOR SALE		2,271,094	15,859	3,415,538	47,598
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS		8,530	(13,375)	(47,129)	(36,887)
OPERATING PROFIT BEFORE TAX		2,168,556	866,014	6,008,116	1,876,025
INCOME TAXES		(696,245)	(99,112)	(2,090,660)	(401,678)
PROFIT FOR THE PERIOD		1,472,311	766,902	3,917,456	1,474,347
Profit attributable to the parent		1,472,274	766,555	3,917,117	1,473,998
Profit attributable to minority interests		37	347	339	349

EARNINGS PER SHARE (Brazilian reais)
Basic and diluted earnings per 1,000 share (reais)
Common shares		4,22	3,62	11,40	9,00
Preferred shares		4,65	3,98	12,54	9,90
Weighted average shares outstanding (in thousands) - Basic and diluted
Common shares		178,231,395	108,236,387	175,619,837	83,712,605
Preferred shares		154,888,971	94,053,756	152,619,441	72,742,373

The accompanying Notes and Appendix I are an integral part of these unaudited condensed consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(Thousands of Brazilian Reais)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2009	2008	2009	2008

CONSOLIDATED PROFIT FOR THE PERIOD	1,472,311	766,902	3,917,456	1,474,347

OTHER RECOGNISED INCOME AND EXPENSE	(83,752)	(407,186)	68,047	(1,088,720)
Available-for-sale financial assets:	(285,314)	(598,579)	196,994	(1,644,778)
Revaluation gains/losses	(1,327,263)	(1,246,271)	(429,495)	(1,964,492)
Amounts transferred to income statement	1,041,949	647,692	626,489	319,714
Cash flow hedges:	123,960	(30,699)	(75,909)	(30,699)
Revaluation gains/losses	123,960	(30,699)	(75,909)	(30,699)
Income tax	77,602	222,092	(53,038)	586,757

TOTAL RECOGNISED INCOME AND EXPENSE	1,388,559	359,716	3,985,503	385,627

Attributable to the parent	1,388,522	359,369	3,985,164	385,278
Attributable to minority interests	37	347	339	349

The accompanying Notes and Appendix I are an integral part of these unaudited condensed consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent

	Shareholders' Equity

	Share Capital	Reserves	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Minority Interests	Total Equity

Balances at December 31, 2007	8,331,448	701,800	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580
Total recognised income and expense	-	-	1,473,998	-	1,473,998	(1,088,720)	385,278	349	385,627
Other Changes in Equity	-	-	-	-	-	-	-	-	-
Appropriation of profit for the period	-	1,902,999	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	2,264,768	-	-	-	-	-
Capital Increase	38,820,753	900,000	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-		5,011	5,011

Balances at September 30, 2008	47,152,201	1,240,031	1,473,998	-	49,866,230	448,324	50,314,554	5,417	50,319,971

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 (Continuation)
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent

	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Minority Interests	Total Equity

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478
Total recognised income and expense	-	-	-	3,917,117	-	3,917,117	68,047	3,985,164	339	3,985,503
Other Changes in Equity	-	-	-	-	-	-	-	-	-	-
Appropriation of profit for the period	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	828,045	(625,000)	-	(625,000)	-	(625,000)
Capital Increase	2,471,413	-	-	-	-	2,471,413	-	2,471,413	-	2,471,413
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(1,948)	1,948	-	-	-	-	-	34	34

Balances at September 30, 2009	49,623,614	2,163,433	-	3,917,117	(625,000)	55,079,164	581,664	55,660,828	5,652	55,666,480

The accompanying Notes and Appendix I are an integral part of these unaudited condensed consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(Thousands of Brazilian Reais)

	Nine Months Ended September 30,

	2009	2008

1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	3,917,456	1,474,347
Adjustments to profit for the period:	7,850,222	3,027,219
Depreciation of tangible assets	338,098	184,724
Amortization of intangible assets	495,698	342,939
Impairment losses on other assets (net)	860,281	4,559
Impairment losses on loans and receivables and provisions (net)	10,983,292	2,981,012
Gains/losses on disposal of tangible assets and investments	(3,415,538)	(47,598)
Share of results of entities accounted for using the equity method	(289,640)	(24,330)
Taxes	(1,121,969)	(414,087)

	11,767,678	4,501,566

Net (increase)/decrease in operating assets:	(5,394,620)	(29,844,076)
Brazilian central bank compulsory deposits	(708,489)	(11,423,294)
Financial assets held for trading	14,242,551	1,449,833
Other financial assets at fair value through profit or loss	(11,871,077)	(3,330,709)
Available-for-sale financial assets	(11,925,544)	(2,984,637)
Loans and receivables	5,281,655	(13,013,464)
Other assets	(413,716)	(541,805)
Net increase/decrease in operating liabilities:	(10,331,843)	12,264,614
Financial liabilities held for trading	(5,895,834)	1,618,154
Other financial liabilities at fair value through profit or loss	(305,618)	(451,032)
Financial liabilities at amortized cost	(6,996,216)	11,873,993
Other liabilities	2,865,825	(776,501)

Total net cash flows from operating activities (1)	(3,958,785)	(13,077,896)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(1,422,020)	(1,834,728)
Subsidiaries, jointly controlled entities and associates	(99,468)	-
Tangible assets	(582,582)	(1,347,631)
Intangible assets	(739,970)	(487,097)
Net cash received on acquisition of subsidiary	-	12,147,982
Divestments	4,812,968	331,509
Subsidiaries, jointly controlled entities and associates	4,499,586	-
Tangible assets	313,382	331,509

Total net cash flows from investing activities (2)	3,390,948	10,644,763

3. CASH FLOWS FROM FINANCING ACTIVITIES
Capital increase	-	800,000
Acquisition of own shares	(1,948)	-
Issuance of subordinated liabilities	-	550,000
Issuance of other long-term liabilities	11,951,175	6,759,746
Dividends paid	(1,993,544)	(1,436,431)
Redemption of other long-term liabilities	(12,536,174)	(4,243,248)
Increase/Decrease in minority interests	34	-

Total net cash flows from financing activities (3)	(2,580,457)	2,430,067

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS
(1+2+3)	(3,148,294)	(3,066)
Cash and cash equivalents at beginning of period	16,750,870	16,286,137

Cash and cash equivalents at end of period	13,602,576	16,283,071

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008 (Continuation)
(Thousands of Brazilian Reais)

	Nine Months Ended
	September 30,

	2009	2008

Non-cash transactions:
Loans transferred to foreclosed assets	55,811	123,904
Share issued in connection with acquisition of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. (capital and reserves)	-	38,920,753
Dividends and interest on capital declared but not paid	866,741	33,719

Supplemental information:
Interest received	27,794,610	10,362,065
Interest paid	12,838,008	5,429,563
Taxes paid	14,875,824	1,300,502

The accompanying Notes and Appendix I are an integral part of these unaudited condensed consolidated financial statements.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the “Bank” or “Santander” or “Banco Santander”), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group with the Central Bank of Brazil, established as a corporation, with main offices at Rua Amador Bueno, 474, Santo Amaro, São Paulo, and operates as a multiple service bank, conducting operations such as commercial banking, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial markets.

As discussed in Note 2, Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) and their respective subsidiaries were consolidated by the Bank in August 2008, in a capital increase approved in the Extraordinary Stockholders’ Meeting held on August 29, 2008.

b) Global Offering of shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with CVM Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 14.29%, i.e., up to 75,000,000 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), designed to meet a possible excess of demand over the Global Offering (Supplemental Option). Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the Supplemental Units) could be but was not, in agreement with the Underwriters, be increased by up to 4.76%, i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

The Retail Offer was intended primarily (i) a proportion equal to 5% of the Units subject-matter of the Global Offering (not including the Overallotment Units and Additional Units) to the Bank’s employees, and (ii) a proportion equivalent to 10% of Units subject of the Global Offering (not including the Supplemental Units and Additional Units) to individuals or nonfinancial entities other than institutional investors that on October 5, 2009 hold a current account at the Bank or Banco Real, which was acquired by the Bank.

Additionally, the Bank has made an Incentive Plan for employees with special conditions for the subscription and payment of Units, by applying to a loan from the Bank of no less than R$1,000.00 and no more than the gross monthly salary of each employee, plus the Tax on Financial Operations (IOF) levied on the transaction, repayable in 60 fixed, consecutive installments, bearing of 1% a year (exponential rate based on 360 days). Employees who have subscribed Units cannot trade them or transfer them from the start of trading of Units on the BM&FBOVESPA for a period of 60 days from the Settlement Date. The Bank also bears the custody fee payable to the broker by employees who keep the Units for a period of six (6) months. The Incentive Plan cannot benefit the Bank’s officers. In the event of termination of service after the publication of the Notice of Commencement and/or in case of change during the loan period, all or part of the Units acquired under the Incentive Plan, the maturity of the loan made by the employee shall be accelerated.

The other characteristics and terms set out in the Preliminary Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Santander Bank (Brazil) S.A. and the Notice to the Market, available at www.santander.com.br and the website of the CVM and its English version of the Preliminary Prospectus on Form-F1, available on the SEC website. Notice to the Market was published in issues of Valor Econômico and Diário Oficial de Sao Paulo (DOESP) of September 21, 2009 and republished on September 28, 2009, starting date of the Reservation Period, in the same newspapers, in order to present a complete listing of Institutions Participating in the Offering, including the Brokers.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12.3 billion, referred the Global Offering of 525,000,000 units.

c) Basis of presentation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the nine-months period, rather than duplicating information reported in the previous consolidated financial statements authorized for issue. Consequently, these interim financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with IFRS as adopted by the IASB and, accordingly, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2008.

The accounting policies and methods used in preparing these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2008, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2008 which did not have a material effect on these condensed consolidated financial statements.

The Bank has adopted the revisions of IAS 1 Presentation of Financial Statements, which introduces certain changes in the presentation of financial statements. The statement of changes in equity only includes changes in equity arising from transactions with owners acting in their capacity as owners. As regards “nonowner” changes (e.g. transactions with third parties or income and expenses recognised directly in equity), the revised standard provides the option of presenting income and expense items and components of other comprehensive income either in a single statement of comprehensive income with subtotals or in two separate statements. IAS 1 also introduces new reporting requirements when the entity applies a change in accounting policy retrospectively, makes a restatement or reclassifies items in previously issued financial statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

  The balance sheet becomes the statement of financial position.
  The statement of recognised income and expense becomes the statement of comprehensive income.
  The statement of changes in total equity becomes the statement of changes in equity.
  The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these condensed consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008.

d) Estimates made

The unaudited condensed consolidated results and the determination of unaudited consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the unaudited condensed consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

These estimates relate basically to the following:

- Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

  The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

  The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

  Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

  We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

- The allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

- The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

- The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations

The Bank provides pension plans in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation is dependent upon a series of assumptions; the principal are as follows:

  assumed interest rates;

  mortality tables;

  annual social security pension revision rate;

  price inflation;

  annual salary growth rate, and

  the method used to calculate vested commitments to current employees.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

- The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the Consolidated Companies’ tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

- Changes in deposit amounts, customer basis and defaults by borrowers

- Changes in interest rates

- Changes in inflation rates

- Government regulation and tax matters

- Adverse legal or regulatory disputes or proceedings

- Credit, market and other risks of lending and investment activities

- Changes in market values of Brazilian securities, particularly Brazilian government securities

- Changes in regional, national and international business and economic conditions

All of these estimates are further discussed on the December 31, 2008 and 2007 consolidated financial statements. In the three-month and nine-month periods ended September 30, 2009 there were no significant changes in the estimates made at 2008 year-end other than those indicated in these interim financial statements.

e) Contingent assets and liabilities

Note 2-p of the consolidated financial statements for the year ended December 31, 2008 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2008 and the date of preparation of these interim financial statements.

f) Comparative information

The information for 2008 contained in these consolidated interim financial statements is presented solely for the purposes of comparison with the information relating to the nine-months period ended September 30, 2009.

As a result of the contribution of Banco Real described in Note 3, the consolidated financial information is presented compared with the data of a previous period which include the one month results of Banco Real.

g) Seasonality of the Bank’s transactions

Given the activities in which the Bank’s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the condensed consolidated interim financial statements for the three-months and nine-months periods ended September 30, 2009.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

h) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

i) Condensed consolidated cash flow statements

The following terms are used in the condensed consolidated cash flow statements with the meanings specified:

1. Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

2. Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

3. Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under “Cash and Balances with the Brazilian Central Bank” in the condensed consolidated balance sheet, except for Central Bank compulsory deposits which are considered as restricted cash.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 7.

Also, Note 3 below includes a description of the most significant transaction carried out in 2008, namely the contribution of Banco ABN AMRO Real, S.A. and ABN AMRO Dois Participações, S.A. into the Bank.

In addiction the following transactions took place in the nine-months period ended September 30, 2009:

On August 14, 2009, the Extraordinary Stockholders’ Meetings of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS), and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) approved the corporate restructuring as set out in the Agreement for the “Merger of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. by Banco Santander (Brasil) S.A.” (the Agreement).

The Agreement sets out the rationale and the terms and conditions for the corporate restructuring consisting of the merger of the shares of Santander Seguros, BCIS and Santander Brasil Asset by Banco Santander (Share Merger). As a result of the share merger Santander Seguros, BCIS and Santander Brasil Asset (the Merged Companies) became wholly-owned subsidiaries of Banco Santander (the Merging Company), pursuant to Article 252 of Law 6404/1976, increase the capital of Banco Santander by R$2,471,413 thousand, corresponding to the carrying amount of the shares of Santander Seguros, BCIS and Santander Brasil Asset, through the issuance of 14,410,886 registered shares (7,710,343 common shares and 6,700,543 preferred shares) without par value, delivered to the corresponding shareholders of the Merged Companies.

The merger was approved by the Central Bank of Brazil (BACEN) on September 28, 2009 and is still subject to approval by the Private Insurance Authority (Susep).

On April 14, 2009, the executive committees of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) approved and decided to submit to the approval of their respective stockholders the “Merger Agreement of Sudameris Distribuidora de Títulos e Valores Mobiliários S. A. by Banco ABN AMRO Real S. A.”.

On the same date, the executive committees of Banco Santander and Banco Real approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (the "Agreement").

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

The merger of Sudameris DTVM by Banco Real and the subsequent merger of Banco Real by Banco Santander (the mergers) constitute fundamental stages for the consolidation of the Santander’s investments in Brazil and the resulting strengthening of its operational and organizational structure, as well as the integration of their operations.

The merger of Banco Real by Banco Santander allow the conclusion of the operational, administrative and technological integration plan that has been implemented since the control of Banco Real was acquired by Banco Santander Spain, in July 2008, and the corporate restructuring related to the merger of all shares of Banco Real into Banco Santander in August 2008.

The merger of Banco Real also allow (i) the integration of the banking businesses and activities in a single financial institution for all commercial, financial and legal purposes; (ii) the decrease in administrative costs, and (iii) the streamlining of the corporate structure of the Santander in Brazil.

The Mergers were carried out through the transfer of the book net assets of the Incorporated Companies to the equity of the Bank, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers (date of the Extraordinary Shareholders’ Meetings that approve the Mergers) were recognized and recorded directly by the acquirers.

As the mergers involve wholly-owned subsidiaries, it was not necessary, as a result of these transactions, to (i) determine a share exchange ratio; (ii) define withdrawal rights; (iii) increase the capital of Banco Santander and Banco Real, and (iv) change the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled.

3. Contribution of Banco Real

On July 24, 2008, Banco Santander Spain acquired the majority control of ABN AMRO Real Group in Brazil. On August 29, 2008, as further discussed on Note 26 of the Consolidated Financial Statements for the year ended December 31,2008, an Extraordinary Stockholders’ Meeting approved an increase in Banco Santander’s total capital, related to the merger of shares of Banco Real and AAB Dois Par held by Banco Santander Spain. Additionally, the Bank, in a share exchange transaction, exchanged all of the remaining shares of Banco Real and AAB Dois Par held by minority holders for shares of the Bank. As a result of the contribution: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander, according to article 252 of Law No. 6404/76; (b) Banco Santander’s capital was increased based on the fair value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and an additional R$ 900.000 thousand of reserves, and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

This operation simplifies the equity structure of the companies of the Santander in Brazil and enabled the stockholders of Banco Real to become stockholders of a publicly traded company and have access to the current dividend policy of the Bank. This new structure also allows for a reduction of administrative costs, especially those related to legal and regulatory requirements.

The contribution of Real to the Bank was approved by the Brazilian Central Bank (Bacen) in January, 2009.

Note 9 provides additional information regarding the goodwill generated from this transaction.

4. Dividends

The dividends declared by the Bank during the first nine months of 2009 were as follows:

	September 30, 2009

		Reais per	Amount
	Thousands	Thousands	(Thousands
	of Reais	Shares	of Reais)

		Common	Preferred

Interest on capital based on interim net income	340,000	0.9974	1.0972

Interest on capital based on interim net income	285,000	0.8361	0.9197

Total	625,000

In the first nine months of 2008 dividends were not declared.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

5. Financial assets

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2009 and December 31, 2008 is as follows:

	Thousands of Reais

	September 30, 2009

		Other Financial
	Financial	Assets at Fair	Available-for-
	Assets Held for	Value through	Sale Financial	Loans and
	Trading	Profit or Loss	Assets	Receivables

Loans and advances to credit institutions	17,125	4,003,101	-	27,932,427
Loans and advances to customers	-	606,123	-	122,040,958
Of which:
Loans and advances to customers, gross	-	606,123	-	132,343,151
Impairment losses	-	-	-	(10,302,193)
Debt instruments	10,376,829	294,456	43,585,070	-
Equity instruments	2,785,981	12,082,927	1,177,662	-
Trading derivatives	6,080,710	-	-	-

Total	19,260,645	16,986,607	44,762,732	149,973,385

	Thousands of Reais

	December 31, 2008

		Other Financial
	Financial	Assets at Fair	Available-for-
	Assets Held for	Value through	Sale Financial	Loans and
	Trading	Profit or Loss	Assets	Receivables

Loans and advances to credit institutions	-	4,046,898	-	29,691,635
Loans and advances to customers	-	1,434,789	-	133,033,471
Of which:
Loans and advances to customers, gross	-	1,434,789	-	141,214,627
Impairment losses	-	-	-	(8,181,156)
Debt instruments	10,011,999	93,274	29,491,191	-
Equity instruments	678,993	-	1,244,490	-
Trading derivatives	9,295,008	-	-	-

Total	19,986,000	5,574,961	30,735,681	162,725,106

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements for the year ended December 31, 2008, as a general rule, changes in the carrying amounts of financial assets and liabilities are recognized with a balancing entry in the consolidated income statement. Notwithstanding the foregoing, in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At September 30, 2009 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin at that date could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited condensed consolidated statement of comprehensive income.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the first nine months of 2009 and 2008 were as follows:

	Thousands of Reais

	September 30,

	2009	2008

Balance at beginning of the period	8,181,156	2,249,432
Acquired Companies	-	4,717,191
Impairment losses charged to income for the period – loans and receivables	8,245,387	2,336,271
Write-off of impaired balances against recorded impairment allowance	(6,124,350)	(1,930,387)

Balance at end of the period	10,302,193	7,372,507

Recoveries of loans previously charged off	410,778	153,296

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

Considering the amounts of “Recoveries of loans previously charged off” and those recognized under “Impairment losses charged to income”, the impairment losses recognized in income statements on “Loans and Receivables” amounted to R$7,834,609 thousand and R$2,182,975 thousand in the nine-months period ended September 30, 2009 and 2008, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the first nine months of 2009 and 2008 is as follows:

	Thousands of Reais

	September 30,

	2009	2008

Balance at beginning of the period	7,730,464	2,092,787
Net additions	8,596,708	6,479,271
Written-off assets	(6,124,350)	(1,930,387)

Balance at end of the period	10,202,822	6,641,671

6. Non-current assets held for sale

At September 30, 2009 and December 31, 2008, the total amounts of non-current assets held for sale are related to foreclosed assets.

Tangibles assets received in payment and intended for sale up to one year through the completion of auctions.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

7. Investments in Associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in Associates ” is as follows:

			Thousands of Reais
	Ownership Interest %		Investments		Results of Investments

	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008

Norchem Holding e Negócios S.A.	21.75%	21.75%	22,582	21,186	1,396	1,384
Norchem Participações e Consultoria S.A.	50.00%	50.00%	29,379	27,621	1,758	2,169
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.59%	39.59%	100,060	82,087	15,283	1,419
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	189,147	179,072	10,073	1,021
Celta Holding S.A.	25.99%	25.99%	65,740	61,468	4,394	78
ABN AMRO Brasil Dois Participações S.A.(1)	-	-	-	-	126,442	-
Real Seguros Vida e Previdência S.A. (current denomination of Real Tókio Marine Vida e Previdência S.A.) (1)	-	49.99%	-	86,980	8,766	4,275
Diamond Finance Promotora de Vendas (2)	-	25.50%	-	787	106	8
Fonet Brasil S.A. (2)	-	50.99%	-	7,644	(1,324)	(8)
Companhia Brasileira de Meios de Pagamentos - Visanet (2)	-	14.87%	-	104,409	115,796	12,577
Cibrasec - Companhia Brasileira de Securitização	13.64%	13.64%	9,753	9,933	84	(53)
Tecban - Tecnologia Bancária S.A. (2)	-	20.68%	-	32,044	531	1,818
Companhia Brasileira de Soluções e Serviços - CBSS (2)	-	15.32%	-	20,364	6,335	867
Interchange Serviços S.A. (3)	-	-	-	-	-	382
Marlim Participações S.A. (3)	-	-	-	-	-	(1,196)
Produban (3)	-	-	-	-	-	(449)
Outros	-	-	-	-	-	38

Total			416,661	633,595	289,640	24,330

(1)
Investment sold in the first half of 2009 to Santander Seguros. Subsequently consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, as further discussed on Note 2 to these condensed consolidated interim financial statements. And incorporated by Santander Seguros in September 2009.

(2)	Investment sold in 2009.
(3)	Investiment sold in 2008.

b) Changes

The changes in the balance of this item during the first nine months of 2009 were as follows:

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

Thousands of Reais

Balance at December 31, 2008	633,595
Purchases and capital increases	99,468
Changes in the scope of consolidation	251,735
Effect of equity accounting	289,640
Sale of investments and capital decreases (1)	(704,596)
Dividends paid	(153,181)

Balance at September 30, 2009	416,661

(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos -(VisaNet), Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS accounting a net gain of R$3,495 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted with respect to investments in associates in the first nine months of 2009 and 2008.

8. Tangible assets

a) Changes in the period

In the first nine months of 2009 and 2008 tangible asset items were acquired for R$582,582 thousand and R$1,347,631 thousand, respectively. Also, in the first nine months of 2009 and 2008 tangible asset items were disposed of with carrying amounts of R$297,289 thousand and R$283,911 thousand, respectively, giving rise to net gains on disposal of R$16,093 thousand and R$47,598 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the first nine months of 2009 and 2008.

c) Tangible asset purchase commitments

At September 30, 2009 and 2008, the Bank did not have any significant commitments to purchase tangible asset items.

9. Intangible assets

a) Goodwill

The Bank's goodwill relates substantially to the contribution of Banco Real, as discussed in Note 3.

Goodwill is tested for impairment annually. It is also analysed at the end of each reporting period when there is any indication that it may be impaired. For the current period, due to the recent incorporation of the before mentioned subsidiary into the group and the results of the related market value calculation and purchase price allocation valuation recently performed, the Bank did not detect, and therefore, did not recognized any impairment losses.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

The changes of goodwill in the first nine months of 2009 were as follows:

Thousands of
Reais

December 31, 2008 Adjusted	27,613,110
Acquisitions:
Real Seguros Vida e Previdência	1,094,671
Disposals:
ABN AMRO Brasil Dois Par	(321,841)
Visanet	(73,704)

September 30, 2009	28,312,236

b) Other intangible assets

In 2009, includes a provision for impairment losses over the purchase of contracts for provision of banking services in the amount of R$818,843 in the quarter and in the nine months period ended September 30, 2009. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

10. Financial liabilities

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at September 30, 2009 and December 31, 2008 is as follows:

	Thousands of Reais

	September 30, 2009			December 31, 2008

	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities Amortized Cost	Financial Liabilities at Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost

Deposits from the Brazilian Central Bank	-	-	562,265	-	-	184,583
Deposits from credit institutions	-	1,758	18,754,140	-	307,376	26,325,636
Customer deposits	-	-	154,547,952	-	-	155,494,839

Marketable debt securities	-	-	10,944,939	-	-	12,085,655

Trading derivatives	5,267,469	-	-	11,197,268	-	-

Subordinated liabilities	-	-	11,149,334	-	-	9,197,429

Short positions	48,263	-	-	12,332	-	-

Other financial liabilities	-	-	9,843,367	-	-	10,685,172

Total	5,315,732	1,758	205,801,997	11,209,600	307,376	213,973,314

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

b) Information on issues, repurchases or redemption of Marketable debt instruments

Following is the detail, at September 30, 2009, of the outstanding balance of Marketable debt instruments which at these dates had been issued by the Bank.

Thousands of
Reais

September 30,
2009

Balance at beginning of the period	12,085,655
Issues	11,951,175
Repurchases or Redemptions	(12,536,174)
Interest	887,443
Exchange Rate and Other Adjustments	(1,443,160)

Balance at end of the period	10,944,939

At September 30, 2009 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

c) Other issues guaranteed by the Bank

At September 30, 2009 and 2008, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

11. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Reais

	September 30, 2009	December 31, 2008

Provisions for pensions and similar obligations	1,086,852	1,078,916
Provisions for commitments and other provisions (1)	10,467,785	7,836,329

Provisions	11,554,637	8,915,245

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover probable losses on the lawsuits.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

i. Legal obligations and tax and social security contingencies

Refer to judicial and administrative proceedings involving tax and social security obligations based on the legal counsel’s opinion as probable losses, as described below:

- PIS and Cofins - R$3,272,127 thousand (December 31, 2008 - R$2,210,489 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

- Deductibility of CSLL from IRPJ (corporate income tax) - R$579,750 thousand (December 31, 2008 - R$549,739 thousand): seeks deduction of CSLL expense from income tax calculation.

- CSLL - equal tax treatment - R$516,215 thousand (December 31, 2008 - R$502,948 thousand) - lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

- Increase in CSLL tax rate - R$506,463 thousand (December 31, 2008 - R$131,761 thousand) - September 2008, the Bank filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

- IRPJ – Recognition in the same period - R$397,505 thousand (December 31, 2008 - R$381,044 thousand) - lawsuit claiming that, for IRPJ calculation purposes, depreciation expenses be recognized in the same period as revenues from lease payments are recognized.

- ISS (service tax) - Financial Institutions - refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision. The updated amount involved is approximately R$449,581 thousand (December 31, 2008 - R$279,554 thousand).

- INSS (social security contribution) - refers to administrative and judicial proceedings seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature. The updated amount involved is approximately R$ 193,238 thousand (December 31, 2008 - R$163,896 thousand).

- Allowance for doubtful accounts - R$211,250 thousand (December 31, 2008 - R$205,714 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

- Allowance for loan losses - R$85,872 thousand (December 31, 2008 - R$90,466 thousand) - intended to annul the assessment notices issued by the Federal Revenue Service alleging that the companies incorrectly deducted from the IRPJ and CSLL bases losses on lending operations, as these deductions did not meet the terms and conditions set forth by prevailing legislation.

ii. Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, the reserve is recorded based on the history of payments made. Other labor claims are controlled individually and the reserves are recognized based on previous court decisions and the stage of each lawsuit.

iii. Civil contingencies

Payments of lawsuits refers to compensation for property damage and/or moral, on the relation of consumption, which ran mainly on matters relating to credit cards, current accounts, loans and collection. There are also collection actions on understated inflation on savings and deposit accounts resulting from judicial Economic Plans (Bresses, Verão, Collor I and II).

Shares revisional refer to credit transactions through which clients ask contractual terms.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

In civil lawsuits related to claims considered similar and usual, the provision is made based on the average of payments. The civil lawsuits that do not fit the above criteria are recorded according to individual assessment carried out, and the provisions made on the lawsuit and the law in accordance with the evaluation of success and classification of legal counsel.

On September 1, 2009, it was carried out an agreement with the minority stockholders of the former Banco Noroeste, related to lawsuits against corporate acts committed in 1998 and 1999, by which such actions will be extinguished. This agreement and the consequent extinction of the actions have already been subject to court approval.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$451,156 thousand, R$64,444 thousand and R$46,141 thousand (December 31, 2008 - R$459,291 thousand, R$137,861 thousand and R$57,386 thousand), respectively, which are the responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$561,741 thousand (December 31, 2008 - R$654,538 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

- CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), current Produban Serviços de Informática S.A., and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. In both cases, an administrative appeal was filed with the Higher Board of Tax Appeals (CSRF). The updated amount of each proceeding is approximately R$1.020 million.

- IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. It is awaiting trial of its voluntary appeal with the Taxpayers’ council. The updated amount of each proceeding is approximately R$370 million.

- Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. It is awaiting trial of the appeal brought by the government. The updated amount involved is approximately R$338 million.

- Deductibility of Expenses on Allowance for Doubtful Receivables - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations performed in 1998 and 2000. The Bank is awaiting judgment and understands that the collection is undue since the expenses met the deductibility conditions of Law 9430/1996 as they referred to definitive losses. The updated amount involved is approximately R$223 million.

- CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$164 million.

- CSLL - equal tax treatment - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

- CSLL – final and unappeasable decision - seeks ensuring the right not to recognize the tax credit formalized by the Federal Revenue Service, regarding alleged irregularities in the payment of CSLL, as the Entity obtained a final and unappeasable decision canceling the payment of CSLL under Laws 7689/1988 and 7787/1989. The appeals filed with the Regional Federal Court are awaiting decision. The updated amount involved is approximately R$147 million.

- Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

12. Equity

a) Issued capital

Authorized capital is represented by 340,143,774 thousand registered shares without par value, being 181,989,171 thousands of ordinary shares and 158,154,603 thousands of preferred shares.

b) Treasury shares

In February 2009, the Bank acquired 25,395 thousands of shares of its own issue at a cost of R$ 1,948 thousand. In August 2009, was considered at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$ 1,948 thousand against capital reserves.

13. Segment reporting

The Bank has identified the following business segments as its operating segments:

  Commercial Banking

  Global Wholesale Banking

  Asset Management and Insurance (2008 - Asset Management and Brokerage)

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Brokerage segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

The unaudited condensed income statements and other significant data are as follows:

	Thousands of Reais

	For the nine months period ended

	September 30, 2009				September 30, 2008

Unaudited			Asset				Asset
Condensed		Global	Management			Global	Management
Income	Commercial	Wholesale	and		Commercial	Wholesale	and
Statement	Banking	Banking	Insurance	Total	Banking	Banking	Brokerage	Total

NET INTEREST INCOME	14,879,807	1,368,167	68,944	16,316,918	5,183,955	858,077	11,314	6,053,346

Income from equity instruments	21,724	-	-	21,724	32,192	-	-	32,192
Income from companies accounted for by the equity method	289,640	-	-	289,640	24,330	-	-	24,330
Net fee and commission income	3,702,269	573,651	295,800	4,571,720	2,586,863	263,112	89,886	2,939,861
Gains/losses on financial assets and liabilities	1,510,428	726,276	38,874	2,275,578	(87,028)	492,961	6,423	412,356
Other operating income/(expenses)	(134,916)	(22,308)	100,447	(56,777)	(48,324)	(15,626)	(529)	(64,479)

TOTAL INCOME	20,268,952	2,645,786	504,065	23,418,803	7,691,988	1,598,524	107,094	9,397,606

Personnel expenses	(3,682,228)	(312,340)	(46,874)	(4,041,442)	(1,784,628)	(243,821)	(5,421)	(2,033,870)
Other administrative expenses	(3,849,323)	(134,864)	(28,538)	(4,012,725)	(1,898,648)	(75,865)	(3,834)	(1,978,347)
Depreciation and amortization	(769,905)	(31,456)	(32,435)	(833,796)	(507,738)	(19,925)	-	(527,663)

Provisions (net)	(3,071,452)	(30,550)	(46,681)	(3,148,683)	(738,949)	(48,192)	(10,896)	(798,037)

Net impairment losses on financial assets	(7,805,278)	(35,391)	-	(7,840,669)	(2,179,331)	(2,062)	-	(2,181,393)
Net impairment losses on non- financial assets	(901,781)	-	-	(901,781)	(12,978)	-	(4)	(12,982)

Other non-financial gains/(losses)	3,368,409	-	-	3,368,409	10,711	-	-	10,711

PROFIT BEFORE TAX	3,557,394	2,101,185	349,537	6,008,116	580,427	1,208,659	86,939	1,876,025

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

	Thousands of Reais

	For the three months period ended

	September 30, 2009				September 30, 2008

Unaudited			Asset				Asset
Condensed		Global	Management			Global	Management
Income	Commercial	Wholesale	and		Commercial	Wholesale	and
Statement	Banking	Banking	Insurance	Total	Banking	Banking	Brokerage	Total

NET INTEREST INCOME	5,128,964	474,483	52,424	5,655,871	2,291,302	423,261	6,999	2,721,562

Income from equity instruments	6,962	-	-	6,962	15,916	-	-	15,916
Income from companies accounted for by the equity method	32,500	-	-	32,500	22,008	-	-	22,008
Net fee and commission income	1,261,081	183,273	111,256	1,555,610	1,105,857	111,217	5,609	1,222,683
Gains/losses on financial assets and liabilities	382,497	159,785	35,745	578,027	(220,523)	91,395	486	(128,642)
Other operating income/(expenses)	34,411	(5,934)	78,226	106,703	(21,867)	(7,597)	165	(29,299)

TOTAL INCOME	6,846,415	811,607	277,651	7,935,673	3,192,693	618,276	13,259	3,824,228

Personnel expenses	(1,197,643)	(109,499)	(22,058)	(1,329,200)	(786,972)	(101,824)	10,944	(877,852)
Other administrative expenses	(1,286,410)	(39,266)	(19,582)	(1,345,258)	(876,888)	(26,928)	3,861	(899,955)
Depreciation and amortization	(294,033)	(12,703)	(32,239)	(338,975)	(211,661)	(8,097)	2,170	(217,588)

Provisions (net)	(1,122,696)	(38,000)	(29,388)	(1,190,084)	(268,947)	(566)	(6,764)	(276,277)

Net impairment losses on financial assets	(2,972,866)	(36,948)	-	(3,009,814)	(682,709)	(2,285)	-	(684,994)
Net impairment losses on non- financial assets	(833,410)	-	-	(833,410)	(4,028)	-	(4)	(4,032)
Other non- financial gains/(losses)	2,279,624	-	-	2,279,624	2,484	-	-	2,484
PROFIT BEFORE TAX	1,418,981	575,191	174,384	2,168,556	363,672	478,576	23,466	866,014

	Thousands of Reais

	September 30, 2009				December 31, 2008

			Asset				Asset
		Global	Management			Global	Management
Other aggregates:	Commercial	Wholesale	and		Commercial	Wholesale	and
	Banking	Banking	Insurance	Total	Banking	Banking	Brokerage	Total

Total assets	255,876,289	50,360,372	-	306,236,661	243,957,824	50,232,023	-	294,189,847

Loans and advances to customers	90,625,722	32,021,359	-	122,647,081	106,317,159	28,151,101	-	134,468,260

Customer deposits	129,985,910	24,562,042	-	154,547,952	117,516,868	37,977,971	-	155,494,839

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

There have been no differences from the last annual financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for three-months or nine-months periods ended September 30, 2009 and 2008.

14. Related party transactions

The related parties to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Bank with its related parties in the first nine months of 2009 and 2008:

a) Management compensation

i) Short-term benefits

At the stockholders meeting was defined to maximum aggregate compensation for the Board of Directors and Executive Officers the amount of R$ 225,554 thousands.

Board of Directors’ and Executive Board’s compensation:

	Nine Months Ended

	September 30,	September
	2009	30, 2008

Fixed compensation	25,707	10,829
Variable compensation	98,407	39,387
Other	4,601	2,172

Total	128,715	52,388

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation. In the case of termination of contracts by the Bank, the executives whose contracts provide for payment of additional aggregate amount as compensation, will have up to R$4,152 thousand, which considers the sum of termination executives.

iii) Other information

Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) Any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of September 30, 2009 exceeding five percent of total shares outstanding.

	September 30, 2009

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,226	41.20	63,531,986	40.17	138,499,212	40.72
Sterrebeeck B.V. (1)	99,527,083	54.69	86,492,330	54.69	186,019,413	54.69
Santander Seguros S/A . (2)	7,240	0.00	9,525	0.01	16,765	0.00
Santander Insurance Holding	4,745,084	2.61	4,125,836	2.61	8,870,920	2.61
Employees	4,957	0.00	4,944	0.00	9,901	0.00
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	2,737,582	1.50	3,989,981	2.52	6,727,563	1.98

Total	181,989,172	100.00	158,154,602	100.00	340,143,774	100.00

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros' shares, mentioned in note 2, led to mutual participation between Banco Santander and Santander Seguros, which will be eliminated within a maximum period of one year from the Extraordinary General Meeting that approved the merger of shares, in accordance with the current regulation.

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2008 exceeding five percent of total shares.

	December 31, 2008

Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,504,460	41.60	61,391,761	40.53	133,896,221	41.10
Sterrebeeck B.V. (1)	99,048,194	56.83	86,076,161	56.83	185,124,355	56.83
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	2,739,762	1.57	3,997,945	2.64	6,737,707	2.07

Total	174,292,416	100.00	151,465,867	100.00	325,758,283	100.00

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

b) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties.

The principal transactions and balances are as follows:

	Thousands of Reais

	September 30, 2009		December 31, 2008

	Joint-		Joint-
	controlled	Related-	controlled	Related-
	companies	Party	companies	Party

Assets
Cash and balances with the Brazilian Central Bank	-	701,742	-	714,127
Loans and advances to credit institutions	265,084	3,189,564	455,844	10,587,034
Trading derivatives	-	881,957	-	1,501,689
Trading Account	-	4,911	-	18,865
Other Assets	-	561,021	111	125,237

Liabilities
Customer deposits	(25,880)	(1,612,988)	(85,198)	(120,400)
Deposits from credit institutions	-	(3,870,211)	(39,229)	(5,471,056)
Trading derivatives	-	(995,707)	-	(1,667,390)
Other Liabilities - Dividends and Bonuses Payable	(1,829)	(784,481)	-	(1,352,252)
Other Payables – Other	-	(24,729)	(7,925)	(40,534)

	Thousands of Reais

	Nine Months Ended		Nine Months Ended
	September 30, 2009		September 30, 2008

	Joint-		Joint-
	controlled	Related-	controlled	Related-
	Companies	Party	companies	Party

Income
Interest and similar income	32,359	94,709	-	24,978
Interest expense and similar charges	(1,253)	(547,665)	-	(42,075)
Gains/losses on financial assets and liabilities	-	(11,750)	-	(407,290)
Other income expenses	2	1,652,789	-	283,525

15. Stock Option Plans

The main assumptions used as of September 30, 2009 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2008.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

16. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

	Thousands of Reais

	September 30, 2009		December 31, 2008

	Notional Amount	Market Value	Notional Amount	Market Value

Trading derivatives:
Interest rate risk and other
Interest rate swaps	49,476,211	11,601,005	55,901,265	15,868,331
Options - purchase and sales	171,404,525	34,811	154,139,645	(175,456)
Forward and futures contracts	28,168,922	-	43,271,519	7,788
Foreign currency risk
Currency swaps (1)	45,175,909	(10,772,059)	56,333,178	(17,867,750)
Options - purchase and sales	33,411,453	(327,727)	58,473,829	(1,559,102)
Forward and futures contracts	18,373,148	277,211	48,517,742	1,823,929

	346,010,168	813,241	416,637,178	(1,902,260)

Hedging derivatives:
Interest rate risk
Futures contracts (2)	14,986,882	-	18,055,336	-
Interest rate swaps	1,361,925	136,021	1,701,594	(158,450)

	16,348,807	136,021	19,756,930	(158,450)

Total	362,358,975	949,262	436,394,108	(2,060,710)

(1)
Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In 2009, the volume of credit derivatives with total return rate – credit risk received corresponds to R$676,058 (December 31, 2008 – R$697,606) thousands of cost and R$539,736 (December 31, 2008 – R$696,162) thousands of fair value, and the credit risk volume transferred corresponds to R$55,188 (December 31, 2008 – R$94,852) thousands of cost and R$54,498 (December 31, 2008 – R$99.785) thousands of fair value. During the period there was no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,260 (December 31, 2008 – R$3,805).

(2)
The mark-to-market effect of these cash flow hedges, with maturity that varies from October 1, 2009 to January 2, 2012, is recorded directly in equity, and at September 30, 2009 corresponded to a debit of R$341,330 (December 31, 2008 - R$85,917), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$14,998,120 (December 31, 2008 - R$ 18,308,306). No ineffective portion of such hedges, which would require recording in income, was identified during the period. Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	Thousands of Reais

	September 30,	December 31,
	2009	2008

Investment funds	87,317,325	76,777,598
Assets under management	5,796,553	3,624,448

Total	93,113,878	80,402,046

c) Third-party securities held in custody

At September 30, 2009 and December 31, 2008, the Bank held in custody debt securities and equity instruments totaling R$105,303,020 thousands and R$80,454,575 thousands, respectively, entrusted to it by third parties.

17. Supplemental information – Reconciliation of shareholders’ equity and net income of the Bank (Not required under IFRS:

Following the Brazilian Securities Commission (CVM) Instruction 457/7 dated on July 13, 2007, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		Thousands of reais

	Note	September 30,	September 30,	December 31,
		2009	2008	2008

Shareholders' equity attributed to the parent under Brazilian GAAP		52,083,780	49,836,515	48,756,557
IFRS adjustments, net of taxes:
Pension discount rate	e	(170,239)	(181,133)	(179,343)
Classification of financial instruments at fair value through profit or loss	f	33,489	(9,424)	43,675
Redesignation of financial instruments to available-for- sale	a	565,422	612,860	552,854
Impairment on loans and receivables	b	(72,108)	(252,903)	(234,300)
Accounting under equity method	c	(15,078)	12,468	(5,970)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	208,330	153,375	174,116
Reversal of goodwill amortization	h	2,418,178	5,625	376,766
Mark to market of foreign currency forward	i	(30,185)	(9,445)	(11,069)
Impairment of other financial assets	j	31,773	29,542	32,200
Impairment losses on tangible assets	d	11,484	(10,865)	1,542
Impairment on other non-financial assets	j	2,435	(8,180)	-
Purchase price adjustments - amortization	k	595,920	132,457	315,992
Other		(2,373)	3,662	8,179

Shareholders' equity attributed to the parent under IFRS		55,660,828	50,314,554	49,831,199

Minority interest under IFRS		5,652	5,417	5,279

Shareholders' equity (including minority interest)under IFRS		55,666,480	50,319,971	49,836,478

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

		Thousands of reais

	Note	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008

Net income attributed to the parent under Brazilian GAAP		1,419,786	1,330,340	413,763	496,852
IFRS adjustments, net of taxes:
Pension discount rate	e	9,169	5,177	3,056	1,726
Classification of financial instruments at fair value through profit or loss	f	10,588	(12,129)	(28,960)	(3,541)
Redesignation of financial instruments to available-for- sale	a	(16,477)	49,646	(118,229)	16,064
Accounting under equity method	c	-	1,765	-	1,623
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	36,393	(60,493)	21,335	(9,985)
Reversal of goodwill amortization	h	2,022,378	5,625	979,458	5,625
Impairment on loans and receivables	b	162,192	9,117	159,951	113,864
Mark to market of foreign currency forward	i	(19,168)	(9,445)	-	(9,445)
Impairment of other financial assets	j	-	29,542	-	29,542
Impairment on tangible assets	d	7,170	935	-	312
Impairment on other non-financial assets	j	5,155	(8,180)	(8,160)	(8,180)
Purchase price adjustment - amortization	k	279,933	132,457	61,077	132,457
Other		(2)	(359)	(11,017)	(359)

Net income attributed to the parent under IFRS		3,917,117	1,473,998	1,472,274	766,555

Minority interest under IFRS		339	349	37	347

Net income (including minority interest) under IFRS		3,917,456	1,474,347	1,472,311	766,902

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in other comprehensive income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment, as further discussed in Note 5.b.. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the Brazilian Central Bank for purposes of allowance for loan losses calculation.

c) Accounting under equity method:

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

Banco Santander (Brasil) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS AND NINE-MONTHS PERIODS ENDED SEPTEMBER 30, 2009

d) Impairment losses on tangible assets:

Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”.

e) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

f) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value thought profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts.

h) Reversal of goodwill amortization:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount.

i) Mark to Market of Foreign Currency Forward:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment of other assets:

Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP.

k) Purchase Price Adjustments - Amortization

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

Banco Santander (Brasil) S.A.
APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Thousands of reais

				As of September 30, 2009	For the nine months period ended September 30, 2009

Direct and Indirect controlled by		Ownership Interest %		Stockholders'	Net Income

Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity	(Losses)

Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,305,353	78,970
Santander S.A. Corretora de Câmbio e Títulos	Broker	99.99%	100.00%	225,012	31,281
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset manager	99.99%	100.00%	133,942	30,077
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	100.00%	100.00%	84,687	(8,794)
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	3,883,825	214,949
Santander Brasil Arrendamento Mercantil S.A.	Leasing	99.99%	99.99%	546,275	20,482
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	76.40%	100.00%	10,212,877	645,643
Aymoré Crédito, Financiamento e Investimento S.A.	Financial Companies	100.00%	100.00%	659,837	36,894
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,732	96
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	82,332	27,877
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	8,819	2,256
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	123,560	5,393
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	76,765	673
Santander Corretora de Câmbio e Valores Mobiliários S.A(6)	Broker	100.00%	100.00%	946	3,002
Real Argentina S.A.	Other Activities	98.99%	98.99%	127	(51)
Webmotors S.A.	Other Activities	100.00%	100.00%	38,406	9,276
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,725	283
REB Empreendimentos e Administradora de Bens S.A.	Holding	100.00%	100.00%	1,903	23,525
Real CHP S.A.	Holding	92.78%	92.78%	4,237	2,836

Banco Santander (Brasil) S.A.
APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

				Thousands of reais

				As of September 30, 2009	For the nine months period ended September 30, 2009

		Ownership Interest %		Stockholders'	Net Income

	Activity	Direct	Indirect	Equity	(Losses)

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance	-	100.00%	143,779	3,670
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	383,441	34,115

Controlled by Companhia Real Distribuidora de Títulos e Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	65,839	3,037

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance Broker	-	100.00%	66,083	10,832
Real Corretora de Seguros S.A.	Broker	-	100.00%	56,147	39,045

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4) Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 28, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

By:	/S/ Marcos Matioli de Souza Vieira
Marcos Matioli de Souza Vieira Executive Director